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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          Market Financial Corporation
                                (Name of Issuer)


                           Common shares, no par value
                         (Title of Class of Securities)


                                   57056A 10 0
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------
CUSIP No. 57056A 10 0                                    13G
          --------------------
---------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Market Financial Corporation Employee Stock Ownership Plan

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)


          (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY



-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

-------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

                                   -0-

       NUMBER OF             --------------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
         OWNED                     -0-
        BY EACH
    REPORTING PERSON         --------------------------------------------------
          WITH               7     SOLE DISPOSITIVE POWER

                                   -0-

                          -------- --------------------------------------------

                             8     SHARED DISPOSITIVE POWER

                                   106,858

-------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          106,858

-------------------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.0%

-------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          EP

-------------------------------------------------------------------------------

---------------------------------------
CUSIP No. 57056A 10 0                                    13G
          --------------------
---------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Bankers Trust Company, N.A.

-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)


          (b)  [X]

-------------------------------------------------------------------------------

   3      SEC USE ONLY



-------------------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

-------------------------------------------------------------------------------

                             5     SOLE VOTING POWER

                                   106,858

       NUMBER OF             --------------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
         OWNED                     -0-
        BY EACH
    REPORTING PERSON        ---------------------------------------------------
         WITH
                             7     SOLE DISPOSITIVE POWER

                                   -0-

                          -----------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                   106,858

-------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          106,858

--------- ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.0%

-------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          BK

-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Market Financial Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  7522 Hamilton Avenue
                  Mt. Healthy, Ohio  45231

Item 2(a).        Name of Persons Filing:

                  First Bankers Trust Company, N.A.

                  Market Financial Corporation Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  First Bankers Trust Company, N.A.
                  1201 Broadway
                  Quincy, Illinois  62301

                  Market Financial Corporation Employee Stock Ownership Plan First Bankers Trust Company, N.A., Trustee
                  1201 Broadway
                  Quincy, Illinois  62301

Item 2(c).        Citizenship:

                  First Bankers Trust Company, N.A.
                    Organized under the laws of the United States

                  Market Financial Corporation Employee Stock Ownership Plan:
                     Organized in Ohio

Item 2(d).        Title and Class of Securities:

                  Common shares, no par value

Item 2(e).        CUSIP Number:

                  57056A 10 0

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                    13d-2(b), check whether the person filing is a:

                  (a)   [ ]   Broker or Dealer registered under Section 15
                                of the Act

                  (b)   [X]   Bank as defined in section 3(a)(19) of the Act

                  (c)   [ ]   Insurance Company as defined in section 3(a)(19)
                                of the Act

                  (d)   [ ]   Investment  Company  registered  under
                                 section 8 of the Investment Company Act

                  (e)   [ ]   Investment  Advisor  registered  under
                                 section 203 of the Investment Advisers Act of 1940

                  (f)   [X]   Employee  Benefit  Plan,  Pension Fund
                                 which is  subject to the  provisions  of the
                                 Employee  Retirement  Income Security Act of
                                 1974     or     Endowment      Fund;     see
                                 ss.240.13d-1(b)(1)(ii)(F)

                  (g)   [ ]   Parent  Holding  Company,  in accordance
                                 with ss.240.13d- 1(b)(1)(ii)(G)

                  (h)   [ ]   Group, in accordance with
                                 ss.240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

                  First Bankers Trust Company, N.A.

                  (a)      Amount Beneficially Owned:
                           106,858

                  (b)      Percent of Class:
                           8.0%

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    106,858

                           (ii)     shared power to vote or to direct the vote:
                                    -0-

                           (iii)    sole power to dispose or to direct the
                                      disposition of:
                                    -0-

                           (iv)     shared power to dispose or to direct the
                                       disposition of:
                                    106,858

                     Market Financial Corporation Employee Stock Ownership Plan

                           (a)     Amount Beneficially Owned:
                                   106,858

                           (b)     Percent of Class:
                                   8.0%

                           (c)     Number of Shares as to which such person has:

                                  (i)  sole power to vote or to direct the vote:
                                            -0-

                                 (ii)  shared power to vote or to direct the
                                         vote:
                                            -0-

                                (iii)  sole power to dispose or to direct the
                                         disposition of:
                                            -0-

                                 (iv)  shared power to dispose or to direct the
                                          disposition of:
                                            106,856

                           There are 106,858 common shares owned by the Market Financial Corporation Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1997, no shares had been allocated to Plan participants.

                           Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.                    Ownership of Five Percent or Less of a Class:

                           Inapplicable

Item 6.                    Ownership of More Than Five Percent on Behalf of
                           Another Person:

                           Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           Inapplicable

Item 8.                    Identification and Classification of Members of the
                           Group:

                           Inapplicable

Item 9.                    Notice of Dissolution of Group:

                           Inapplicable

Item 10.                   Certification:

                           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      FIRST BANKERS TRUST COMPANY, N.A.


1/29/98                               By Carmen Walch
Date                                     Carmen Walch
                                           Trust Officer


                                      MARKET FINANCIAL CORPORATION
                                      EMPLOYEE STOCK OWNERSHIP PLAN


                                      By First Bankers Trust Company, N.A.,
                                         Trustee


1/29/98                               By Carmen Walch
Date                                     Carmen Walch
                                           Trust Officer

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G



         The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Market Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.




                                       FIRST BANKERS TRUST COMPANY, N.A.



1/29/98                                By Carmen Walch
Date                                      Carmen Walch
                                            Trust Officer


                                       MARKET FINANCIAL CORPORATION
                                       EMPLOYEE STOCK OWNERSHIP PLAN

                                       By First Bankers Trust Company, N.A.,
                                          Trustee



1/29/98                                By Carmen Walch
Date                                      Carmen Walch
                                            Trust Officer